

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 16, 2024

Zaichang Ye
Chief Executive Officer
SunCar Technology Group Inc.
c/o Shanghai Feiyou Trading Co., Ltd.
Suite 209, No. 656 Lingshi Road
Jing'an District, Shanghai, 200072
People's Republic of China

> **Re: SunCar Technology Group Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2023**
> **File No. 1-41706**

Dear Zaichang Ye:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2023
Results of Operations
Year ended December 31, 2023 compared with year ended December 31, 2022
Adjusted EBITDA, page 77

1.   You provide enhanced discussion regarding your non-GAAP measure of Adjusted EBITDA without providing similar discussion of the comparable GAAP measure. When presenting and discussing non-GAAP measures, please ensure the comparable GAAP measures are presented and discussed with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations.

Non-GAAP Financial Measures
Adjusted EBITDA, page 79

2.   Please revise your non-GAAP reconciliation of Adjusted EBITDA so that it is reconciled

to the most directly comparable GAAP measure (i.e. net loss). Also, present the most directly comparable GAAP measure (i.e. net loss margin) to Adjusted EBITDA margin. Refer to Item 10(e)(1)(i) of Regulation S-K and Questions 103.02 and 102.10 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ta Tanisha Meadows at 202-551-3322 or Joel Parker at 202-551-3651 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Elizabeth Fei Chen, Esq.